Exhibit 99.1

Teva Reports Third Quarter 2016 Results

Results include the generic business of Actavis, since August 2; Provides updated outlook for 2016.

JERUSALEM--(BUSINESS WIRE)--November 15, 2016--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today reported results for the quarter ended September 30, 2016.

	Q3 2016
Revenues	$5.6 billion
Cash flow from operations	$1.5 billion
GAAP EPS	$0.35	984 million shares
Non-GAAP EPS	$1.31	1,044 million shares

“This has been a year of transition for Teva, underscored this quarter by the close of our strategic acquisition of Actavis Generics, which had significant contribution to our results. Actavis will continue to contribute in a meaningful way to the future growth of our generics business through the strengthened R&D capabilities and complementary pipeline and portfolio, and enhance our leadership in an increasingly evolving industry,” stated Erez Vigodman, Teva’s President and CEO. “We were also pleased to report this quarter that we have successfully completed the second pivotal phase three study for SD-809 for tardive dyskinesia and plan to submit that NDA to the U.S. FDA at the end of this year, and have also resubmitted SD-809 for Huntington disease in response to the FDA's Complete Response Letter. Going forward, we will focus on also growing our specialty pipeline through in-house opportunities, including in the development and commercialization of our key pipeline assets, most notably our anti-CGRP product for migraine headaches and fasinumab. In the face of the industry and company-specific challenges we have been dealing with this year, we remain excited about the future as we strive to create a platform that is unique to the industry, working every day to find the delicate balance between access and innovation and laying the foundation for Teva's continued growth.”

Third Quarter 2016 Results

Revenues in the third quarter of 2016 were $5.6 billion, up 15% compared to the third quarter of 2015, primarily due to the inclusion of revenues of $887 million of the Actavis generics business, following the closing of the acquisition on August 2. Excluding the impact of foreign exchange fluctuations, revenues increased 19%.

Exchange rate differences between the third quarter of 2016 and the third quarter of 2015 reduced revenues by $188 million, GAAP operating income by $83 million and non-GAAP operating income by $65 million.

GAAP gross profit was $2.8 billion in the third quarter of 2016, up 1% compared to the third quarter of 2015. GAAP gross profit margin was 50.4% in the quarter, compared to 57.5% in the third quarter of 2015. Non-GAAP gross profit was $3.4 billion in the third quarter of 2016, up 14% from the third quarter of 2015. Non-GAAP gross profit margin was 61.0% in the third quarter of 2016, compared to 61.8% in the third quarter of 2015.

Research and Development (R&D) expenses for the third quarter of 2016 amounted to $663 million, an increase of 84% compared to the third quarter of 2015 mainly due to $250 million paid to Regeneron pursuant to our collaborative agreement to develop and commercialize its pain medication product fasinumab. R&D expenses excluding equity compensation expenses and purchase of in-process R&D in the third quarter of 2016 were $406 million, compared to $356 million in the third quarter of 2015. R&D expenses were 7.3% of revenues in the quarter, compared to 7.4% in the third quarter of 2015. R&D expenses related to our generic medicines segment were $184 million, compared to $132 million in the third quarter of 2015, an increase of 39%, mainly due to the inclusion of two months of expenses of the Actavis generics business. R&D expenses related to our specialty medicines segment were $228 million, an increase of 4% compared to $220 million in the third quarter of 2015.

Selling and Marketing (S&M) expenses in the third quarter of 2016 amounted to $940 million, an increase of 21% compared to the third quarter of 2015. S&M expenses excluding amortization of purchased intangible assets and equity compensation expenses were $889 million, or 16.0% of revenues, in the third quarter of 2016, compared to $766 million, or 15.9% of revenues, in the third quarter of 2015. S&M expenses related to our generic medicines segment were $415 million, an increase of 41% compared to $295 million in the third quarter of 2015, or 51% in local currency terms. The increase was mainly due to additional costs related to the inclusion of two months of expenses of the Actavis generics business and the launch of our business venture in Japan in the second quarter of 2016. S&M expenses related to our specialty medicines segment were $458 million, an increase of 10% compared to $417 million in the third quarter of 2015. The increase was mainly due to higher investments in new launches in the third quarter of 2016 and lower S&M activities in the third quarter of 2015.

General and Administrative (G&A) expenses in the third quarter of 2016 amounted to $310 million, compared to $316 million in the third quarter of 2015. G&A expenses excluding equity compensation expenses were $304 million in the third quarter of 2016, or 5.5% of revenues, compared to $307 million and 6.4% in the third quarter of 2015.

In light of advanced discussions with the U.S. Department of Justice and the U.S. Securities and Exchange Commission to settle our previously-disclosed FCPA investigations, we are establishing a provision of approximately $520 million. The provision relates to conduct in three countries, Russia, Mexico and Ukraine, during the time period covering 2007-2013. None of the conduct in question involved Teva's U.S. business.

Upon learning of FCPA concerns in 2012, Teva accelerated the pace of changes to address these issues by completely transforming its governance program and processes on every level. This resulted in actions including, terminating problematic business relationships with third parties, separating relevant employees from the company, fully overhauling the management of several subsidiaries, and ceasing operations in several countries. The company has also restructured through a new global organizational structure and chain of command that reduces risks.

The compliance program that Teva has in place now is serious, rigorous, and comprehensive and is designed to protect the company and its subsidiaries against future violations. Today, Teva has a culture of compliance that begins with a strong tone at the top -- including executive regional and local management -- and underpins every single business decision.

Quarterly GAAP operating income was $0.8 billion in the third quarter of 2016, down 24% compared to $1.0 billion in the third quarter of 2015. Quarterly non-GAAP operating income was $1.8 billion, up 16%, compared to $1.6 billion in the third quarter of 2015.

Adjusted EBITDA (non-GAAP operating income, which excludes amortization and certain other items, and excluding depreciation expenses) was $1.9 billion, up 16% compared to $1.7 billion in the third quarter of 2015.

GAAP financial expenses for the third quarter of 2016 were $150 million, compared to $697 million in the third quarter of 2015. Expenses in the third quarter of 2015 were mainly the result of a $623 million loss on our shares of Mylan, reflecting the price of Mylan’s shares as of September 30, 2015, while expenses in the current quarter were affected by the borrowings used to finance the acquisition of the Actavis generics business. Non-GAAP financial expenses were $151 million in the third quarter of 2016, compared to $65 million in the third quarter of 2015.

GAAP income tax expenses for the third quarter of 2016 were $207 million, or 34% on pre-tax income of $615 million. In the third quarter of 2015, the provision for income taxes was $193 million, or 62% on pre-tax income of $313 million. The provision for non-GAAP income taxes for the third quarter of 2016 was $261 million on pre-tax non-GAAP income of $1.6 billion, for a quarterly tax rate of 16%. The provision for non-GAAP income taxes in the third quarter of 2015 was $319 million on pre-tax non-GAAP income of $1.5 billion, for a quarterly tax rate of 21%.

We expect our annual non-GAAP tax rate for 2016 to be 18%, mainly due to synergies associated with the acquisition of the Actavis generics business and nonrecurring tax benefits in jurisdictions with higher tax rates.

GAAP net income attributable to Teva and GAAP diluted EPS were $412 million and $0.35, respectively, in the third quarter of 2016, compared to $103 million and $0.12, respectively, in the third quarter of 2015. Non-GAAP net income attributable to ordinary shareholders for calculating diluted EPS and non-GAAP diluted EPS were $1.4 billion and $1.31, respectively, in the third quarter of 2016, compared to $1.2 billion and $1.35 in the third quarter of 2015.

For the third quarter of 2016, the weighted average outstanding shares for the fully diluted earnings per share calculation was 984 million on a GAAP basis and 1,044 million on a non-GAAP basis. The number of average weighted diluted shares outstanding used for the fully diluted share calculation for the third quarter of 2015 was 862 million shares, on both a GAAP and non-GAAP basis. The increase in the number of shares resulted from our December 2015 equity offerings and from the issuance of shares to Allergan in August 2016 in connection with the closing of the Actavis acquisition. The number of shares on a non-GAAP basis includes the potential dilution resulting from our mandatory convertible preferred shares, which had a dilutive effect on our non-GAAP earnings per share.

As of September 30, 2016, the fully diluted share count for calculating Teva's market capitalization was approximately 1,088 million shares.

Non-GAAP information: Net non-GAAP adjustments in the third quarter of 2016 were $952 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Legal settlements and loss contingencies of $533 million, primarily a provision of approximately $520 million relating to the previously-mentioned FCPA investigations;
  Amortization of purchased intangible assets totaling $429 million, of which $387 million is included in cost of goods sold and the remaining $42 million in selling and marketing expenses. This includes amortization expenses of $237 million related to Actavis' intangible assets;
  Acquisition and related expenses, including contingent consideration, of $371 million, including $250 million paid to Regeneron pursuant to our collaborative agreement to develop and commercialize its pain medication product fasinumab and a contingent consideration expense of $43 million related to Bendeka™ as well as expenses related to the Actavis generics acquisition;
  Inventory step-up of $152 million, related mainly to the acquisition of the Actavis generics business;
  Restructuring expenses of $115 million, related mainly to the acquisition of the Actavis generics business;
  Costs related to regulatory actions taken in facilities of $46 million;
  Equity compensation expense of $31 million;
  Impairment of long-lived assets of $29 million;
  Net gain from other non-GAAP items of $678 million, including a net gain of $693 million from the divestments of products in connection with the acquisition of the Actavis generics business;
  Minority interest adjustment of negative $22 million; and
  Corresponding tax benefit of $54 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the third quarter of 2016 was $1.5 billion, an increase of 34% compared to the third quarter of 2015. The increase was mainly due to lower payments for legal settlements, partially offset by an increase in accounts receivable, net of SR&A, and an increase in inventories. Cash flow was affected by the inclusion of two months of the generic business of Actavis. Free cash flow, excluding net capital expenditures, was $1.2 billion, up 27% compared to the third quarter of 2015.

Total balance sheet assets were $98.7 billion as of September 30, 2016, compared to $57.9 billion as of June 30, 2016. The increase was mainly due to an increase of $19.7 billion of goodwill and an increase of other intangible assets of $20.3 billion, both related mainly to the Actavis acquisition.

Cash and investments at September 30, 2016 decreased to $2.7 billion, compared to $8.2 billion at June 30, 2016.

As of September 30, 2016, our debt was $36.9 billion, an increase of $26.0 billion compared to $10.9 billion as of June 30, 2016. The increase was mainly due to the $20.4 billion of debt issuances and the $5.0 billion term loans borrowed to finance the Actavis acquisition. The portion of total debt classified as short-term as of September 30, 2016 was 10%.

Total shareholders’ equity was $37.0 billion at September 30, 2016, compared to $32.0 billion at June 30, 2016.

Segment Results for the Third Quarter 2016

Generic Medicines Segment

	Three Months Ended September 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,904	100.0%	$2,202	100.0%
Gross profit	1,466	50.5%	1,005	45.6%
R&D expenses	184	6.3%	132	6.0%
S&M expenses	415	14.3%	295	13.4%
Segment profit*	$867	29.9%	$578	26.2%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step-up and certain other items.

Generic Medicines Revenues

Generic medicines revenues in the third quarter of 2016 were $2.9 billion, an increase of 32% compared to the third quarter of 2015, reflecting the results of operations of the Actavis generics business from August 2, 2016. In local currency terms, revenues increased 35%.

Generic revenues consisted of:

  U.S. revenues of $1.3 billion, an increase of 25% compared to the third quarter of 2015, mainly due to the inclusion the generic business of Actavis with revenues of $538 million.
  European revenues of $829 million, an increase of 25%, or 31% in local currency terms, compared to the third quarter of 2015, mainly due to the inclusion the generic business of Actavis with revenues of $224 million.
  ROW revenues of $782 million, an increase of 54%, or 60% in local currency terms, compared to the third quarter of 2015. The increase in local currency terms was mainly due to the results of our business venture with Takeda in Japan which commenced operations in April 2016 and $93 million in revenues from Actavis.
  API sales to third parties of $191 million (which is included in the market revenues above), a decrease of 7%, compared to the third quarter of 2015, due to lower revenues in both Europe and the United States.

Generic medicines revenues comprised 52% of our total revenues in the quarter, compared to 46% in the third quarter of 2015.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the third quarter of 2016 was $1.5 billion, an increase of 46% compared to the third quarter of 2015. The higher gross profit was mainly a result of the first time inclusion of the generic business of Actavis and our business venture with Takeda in Japan and higher gross profit of our API business as well as lower expenses related to production.

Gross profit margin for our generic medicines segment in the third quarter of 2016 increased to 50.5%, from 45.6% in the third quarter of 2015.

Generic Medicines Profit

Our generic medicines segment generated profit of $867 million in the third quarter of 2016, an increase of 50% compared to the third quarter of 2015. Generic medicines profitability as a percentage of generic medicines revenues was 29.9% in the third quarter of 2016, up from 26.2% in the third quarter of 2015.

Specialty Medicines Segment

	Three Months Ended September 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,048	100.0%	$2,178	100.0%
Gross profit	1,783	87.1%	1,859	85.4%
R&D expenses	228	11.1%	220	10.1%
S&M expenses	458	22.4%	417	19.1%
Segment profit*	$1,097	53.6%	$1,222	56.1%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step-up and certain other items.

Specialty Medicines Revenues

Specialty medicines revenues in the third quarter of 2016 were $2.0 billion, a decrease of 6% compared to the third quarter of 2015. U.S. specialty medicines revenues were $1.6 billion, down 8% compared to the third quarter of 2015. European specialty medicines revenues were $406 million, an increase of 10%, or 12% in local currency terms, compared to the third quarter of 2015. ROW specialty revenues were $84 million, down 22%, or 20% in local currency terms, compared to the third quarter of 2015.

Specialty medicines revenues comprised 37% of our total revenues in the quarter, compared to 45% in the third quarter of 2015.

The decrease in specialty medicines revenues compared to the third quarter of 2015 was primarily due to lower revenues in all our core therapeutic areas.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions
CNS	$1,302	$1,366	(5%)
Copaxone®	1,061	1,085	(2%)
Azilect®	101	92	10%
Nuvigil®	21	97	(78%)
Respiratory	270	285	(5%)
ProAir®	118	149	(21%)
QVAR®	96	92	4%
Oncology	269	326	(17%)
Treanda® and Bendeka™	149	207	(28%)
Women's Health	109	115	(5%)
Other Specialty	98	86	14%
Total Specialty Medicines	$2,048	$2,178	(6%)

Global revenues of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, were $1.1 billion, a decrease of 2% compared to the third quarter of 2015.

Copaxone® revenues in the United States, were $874 million, flat compared to the third quarter of 2015, as a price increase of 7.9% in January 2016 was offset by a decrease in volume for Copaxone® 20 mg/mL. At the end of the third quarter of 2016, according to September 2016 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 27.0% and 29.2%, respectively. Copaxone® 40 mg/mL accounted for over 83% of total Copaxone® prescriptions in the U.S.

Copaxone® revenues outside the United States were $187 million, a decrease of 10%, or 8% in local currency terms, compared to the third quarter of 2015 mainly due to loss of tender orders in Russia, partially offset by an increase in volumes in Europe.

Our global Azilect® revenues were $101 million, an increase of 10% compared to the third quarter of 2015. Global in-market sales decreased 22% due to generic competition in certain European markets.

Revenues of our respiratory products were $270 million, down 5% compared to the third quarter of 2015. ProAir® revenues in the quarter were $118 million, down 21% compared to the third quarter of 2015, due to lower volumes related to changes in insurers’ preferred medicines lists. QVAR® global revenues were $96 million in the third quarter of 2016, up 4% compared to the third quarter of 2015, mainly due to higher volumes sold.

Revenues of our oncology products were $269 million in the third quarter of 2016, down 17% compared to the third quarter of 2015. Revenues of Treanda® and Bendeka™ were $149 million, down 28% compared to the third quarter of 2015, mainly due to lower volumes from normalization of channel inventory following the transition from Treanda® to BendekaTM in the first half of 2016 and competition from other therapies.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment was $1.8 billion, down $76 million compared to the third quarter of 2015. Gross profit margin for our specialty medicines segment in the third quarter of 2016 was 87.1%, compared to 85.4% in the third quarter of 2015.

Specialty Medicines Profit

Our specialty medicines segment profit was $1.1 billion in the third quarter of 2016, down 10% compared to the third quarter of 2015, due to lower gross profit as well as increases in S&M and R&D expenses.

Specialty medicines profit as a percentage of segment revenues was 53.6% in the third quarter of 2016, down from 56.1% in the third quarter of 2015.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended September 30, 2016 and 2015:

	Multiple Sclerosis
	Three months ended September 30,
	2016		2015
	U.S.$ in millions / % of MS Revenues

Revenues	$1,061	100.0%	$1,085	100.0%
Gross profit	982	92.6%	980	90.3%
R&D expenses	20	1.9%	16	1.5%
S&M expenses	76	7.2%	88	8.1%
MS profit	$886	83.5%	$876	80.7%

	Other Specialty
	Three months ended September 30,
	2016		2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$987	100.0%	$1,093	100.0%
Gross profit	801	81.2%	879	80.4%
R&D expenses	208	21.1%	204	18.7%
S&M expenses	382	38.7%	329	30.1%
Other Specialty profit	$211	21.4%	$346	31.7%

Other Activities

Our OTC revenues related to PGT were $356 million, an increase of 40% compared to $255 million in the third quarter of 2015. In local currency terms, revenues increased 83%, mainly due to inflation in Venezuela. PGT’s in-market sales were $496 million in the third quarter of 2016, an increase of $115 million compared to the third quarter of 2015.

Other revenues were $255 million in the third quarter of 2016, mostly from the distribution of third-party products in Israel and Hungary, as well as from the contract manufacturing of products which were required to be divested in connection with the acquisition of Actavis, compared to revenues of $188 million in the third quarter of 2015. The increase was mainly due to revenues from contract manufacturing services of $32 million, as noted above, as well as to higher revenues from distribution in Israel.

Financial Outlook

  We expect revenues for full year 2016 to be $21.6-$21.9 billion; we expect revenues for the fourth quarter of year 2016 to be $6.2-$6.5.
  Non-GAAP EPS for 2016 is expected to be $5.10-$5.20, based on a weighted average number of shares of 1,020 million; non-GAAP EPS for the fourth quarter of 2016 is expected to be $1.34-$1.44, based on a weighted average number of shares of 1,077 million.
  Cash flow from operating activities for 2016 is expected to be $4.8-$5.0 billion; cash flow from operating activities for the fourth quarter of 2016 is expected to be $1.0-$1.2 billion.

These estimates reflect management`s current expectations for Teva's performance in 2016. Actual results may vary, whether as a result of exchange rate differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects.

Dividends

On November 14, 2016, the Board of Directors declared a cash dividend of $0.34 per ordinary share for the third quarter of 2016. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of November 15, 2016. The record date will be December 5, 2016, and the payment date will be December 20, 2016. Tax will be withheld at a rate of 15%.

On November 14, 2016, the Board of Directors also declared a cash dividend of $17.50 per Mandatory Convertible Preferred Share for the third quarter of 2016. The record date will be December 1, 2016, and the payment date will be December 15, 2016. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Tuesday, November 15, 2016 at 8:00 a.m. ET. to discuss its third quarter 2016 results and overall business environment. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-966-1396; Canada 1-866-992-6802 or International +44(0) 2071 928000; passcode: 1843189. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until December 15, 2016, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452 550000; passcode: 1843189.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2015 were $19.7 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and existing and potential generic versions); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
		2016	2015	2016	2015
Net revenues		5,563	4,823	15,411	14,771
Cost of sales		2,762	2,052	6,942	6,262
Gross profit		2,801	2,771	8,469	8,509
Research and development expenses		663	361	1,427	1,079
Selling and marketing expenses		940	780	2,731	2,562
General and administrative expenses		310	316	925	948
Impairments, restructuring and others		(410)	384	421	968
Legal settlements and loss contingencies		533	(80)	674	531
Operating income		765	1,010	2,291	2,421
Financial expenses – net		150	697	553	930
Income before income taxes		615	313	1,738	1,491
Income taxes		207	193	464	385
Share in (profits) losses of associated companies – net		(2)	4	(11)	7
Net income		410	116	1,285	1,099
Net income (loss) attributable to non-controlling interests		(2)	13	(17)	11
Net income attributable to Teva		412	103	1,302	1,088
Dividends on preferred shares		64	-	196	-
Net income attributable to ordinary shareholders		348	103	1,106	1,088

Earnings per share attributable to ordinary shareholders:	Basic ($)	0.35	0.12	1.18	1.28
	Diluted ($)	0.35	0.12	1.17	1.26
Weighted average number of shares (in millions):	Basic	979	851	935	851
	Diluted	984	862	942	860

Non-GAAP net income attributable to ordinary shareholders:*		1,300	1,165	3,568	3,560
Non-GAAP net income attributable to ordinary shareholders for diluted earnings per share:**		1,364	1,165	3,764	3,560

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.33	1.37	3.81	4.18
	Diluted ($)**	1.31	1.35	3.76	4.14

Non-GAAP average number of shares (in millions):	Basic	979	851	935	851
	Diluted	1,044	862	1,001	860

* See reconciliation attached.

**Dividends on the mandatory convertible preferred shares of $196 and $64 million for the nine and three months ended September 30, 2016, respectively, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	1,557	6,946
Accounts receivable	8,071	5,350
Inventories	5,349	3,966
Deferred income taxes	-	735
Assets held for sale	1,057	-
Other current assets	1,352	1,401
Total current assets	17,386	18,398
Deferred income taxes	1,065	250
Other non-current assets	2,064	2,341
Property, plant and equipment, net	8,379	6,544
Identifiable intangible assets, net	29,557	7,675
Goodwill	40,296	19,025
Total assets	98,747	54,233

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	3,676	1,585
Sales reserves and allowances	7,797	6,601
Accounts payable and accruals	4,953	3,594
Liabilities held for sale	327	-
Other current liabilities	2,533	1,225
Total current liabilities	19,286	13,005

Long-term liabilities:
Deferred income taxes	7,862	1,748
Other taxes and long-term liabilities	1,392	1,195
Senior notes and loans	33,179	8,358
Total long-term liabilities	42,433	11,301
Equity:
Teva shareholders’ equity	35,129	29,769
Non-controlling interests	1,899	158
Total equity	37,028	29,927
Total liabilities and equity	98,747	54,233

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Operating activities:
Net income	410	116	1,285	1,099
Net change in operating assets and liabilities	1,047	(463)	1,100	703
Items not involving cash flow	4	1,440	1,415	2,125

Net cash provided by operating activities	1,461	1,093	3,800	3,927

Net cash used in investing activities	(32,301)	(136)	(34,943)	(5,272)

Net cash provided by (used in) financing activities	25,372	(1,090)	25,918	90

Translation adjustment on cash and cash equivalents	41	(7)	(164)	(43)

Net change in cash and cash equivalents	(5,427)	(140)	(5,389)	(1,298)

Balance of cash and cash equivalents at beginning of period	6,984	1,068	6,946	2,226

Balance of cash and cash equivalents at end of period	1,557	928	1,557	928

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Gain on sales of business and long-lived assets	(693)	-	(693)	-
Legal settlements and loss contingencies	533	(80)	674	531
Amortization of purchased intangible assets	429	203	811	637
Acquisition and related expenses	337	61	449	218
Inventory step-up	152	-	243	-
Restructuring expenses	115	70	154	121
Costs related to regulatory actions taken in facilities	46	9	123	28
Contingent consideration	34	67	85	329
Equity compensation expenses	31	24	83	82
Impairment of long-lived assets	29	187	614	334
Other non-GAAP items	16	(1)	19	(8)
Other write-offs associated with the impairment of Zecuity®	-	-	53	-
Financial expense (income)	(1)	632	344	775
Minority interest	(22)	16	(65)	16
Corresponding tax benefit	(54)	(126)	(432)	(591)

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Three months ended September 30, 2016					Three months ended September 30, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,801	592	-	3,393	61%	2,771	208	2,979	62%
	Operating income (1)(2)	765	1,029	-	1,794	32%	1,010	540	1,550	32%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	348	952	64	1,364	25%	103	1,062	1,165	24%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.35	0.96	-	1.31		0.12	1.23	1.35

(1)	Amortization of purchased intangible assets		387					196
	Costs related to regulatory actions taken in facilities		46					9
	Equity compensation expenses		4					3
	Other COGS related adjustments		155					-
	Gross profit adjustments		592					208
	Gross profit adjustments

(2)	Legal settlements and loss contingencies		533					(80)
	Contingent consideration		34					67
	Acquisition and related expenses		337					61
	Equity compensation expenses		27					21
	Restructuring expenses		115					70
	Impairment of long-lived assets		29					187
	Amortization of purchased intangible assets		42					7
	Gain on sales of business and long-lived assets		(693)					-
	Other operating related adjustments		13					(1)
			437					332
	Operating income adjustments		1,029					540
(3)	Financial expense (income)		(1)					632
	Tax effect		(54)					(126)
	Minority interest		(22)					16
	Net income adjustments		952					1,062

(4)	Dividends on the mandatory convertible preferred shares of $64 million for the three months ended September 30, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share, as described in the following footnote.

(5)	The non-GAAP weighted average number of shares was 1,044 and 862 million for the three months ended September 30, 2016 and 2015, respectively. The non-GAAP weighted average number of shares for the three months ended September 30, 2016 takes into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which had a dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Nine months ended September 30, 2016					Nine months ended September 30, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues

	Gross profit (1)	8,469	1,090	-	9,559	62%	8,509	652	9,161	62%
	Operating income (1)(2)	2,291	2,612	-	4,903	32%	2,421	2,272	4,693	32%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	1,106	2,462	196	3,764	24%	1,088	2,472	3,560	24%
	Earnings per share attributable to ordinary shareholders - diluted (5)	1.17	2.59		3.76		1.26	2.88	4.14

(1)	Amortization of purchased intangible assets		711					614
	Costs related to regulatory actions taken in facilities		123					28
	Equity compensation expenses		10					8
	Other COGS related adjustments		246					2
	Gross profit adjustments		1,090					652

(2)	Legal settlements and loss contingencies		674					531
	Contingent consideration		85					329
	Acquisition and related expenses		446					218
	Equity compensation expenses		73					74
	Restructuring expenses		154					121
	Impairment of long-lived assets		614					334
	Amortization of purchased intangible assets		100					23
	Gain on sales of business and long-lived assets		(693)					-
	Other operating related expenses (income)		69					(10)

			1,522					1,620
	Operating income adjustments		2,612					2,272
(3)	Financial expense		344					775
	Tax effect		(432)					(591)
	Impairment of equity investment—net		3					-
	Minority interest		(65)					16

	Net income adjustments		2,462					2,472

(4)	Dividends on the mandatory convertible preferred shares of $196 million for the nine months ended September 30, 2016 are added to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share, as described in the following footnote.

(5)	The non-GAAP weighted average number of shares was 1,001 and 860 million for the nine months ended September 30, 2016 and 2015, respectively. The non-GAAP weighted average number of shares for the nine months ended September 30, 2016 takes into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which had a dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Segment Information

	Generics
	Three months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,904	100%	$2,202	100.0%	32%
Gross Profit	1,466	50.5%	1,005	45.6%	46%
R&D Expenses	184	6.3%	132	6.0%	39%
S&M Expenses	415	14.3%	295	13.4%	41%
Segment Profit*	$867	29.9%	$578	26.2%	50%

	Specialty
	Three months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,048	100%	$2,178	100.0%	(6%)
Gross Profit	1,783	87.1%	1,859	85.4%	(4%)
R&D Expenses	228	11.1%	220	10.1%	4%
S&M Expenses	458	22.4%	417	19.2%	10%
Segment Profit*	$1,097	53.6%	$1,222	56.1%	(10%)

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step-up and certain other items.

Segment Information

	Generics
	Nine months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$7,368	100.0%	$7,289	100.0%	1%
Gross Profit	3,537	48.0%	3,487	47.8%	1%
R&D Expenses	445	6.1%	377	5.1%	18%
S&M Expenses	1,027	13.9%	1,004	13.8%	2%
Segment Profit*	$2,065	28.0%	$2,106	28.9%	(2%)

	Specialty
	Nine months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$6,471	100.0%	$6,224	100.0%	4%
Gross Profit	5,632	87.0%	5,345	85.9%	5%
R&D Expenses	702	10.8%	655	10.5%	7%
S&M Expenses	1,393	21.5%	1,360	21.9%	2%
Segment Profit*	$3,537	54.7%	$3,330	53.5%	6%

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step-up and certain other items.

Additional information

	Multiple Sclerosis
	Three months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of MS Revenues

Revenues	$1,061	100.0%	$1,085	100.0%	(2%)
Gross profit	982	92.6%	980	90.3%	0%
R&D expenses	20	1.9%	16	1.5%	25%
S&M expenses	76	7.2%	88	8.1%	(14%)
MS profit	$886	83.5%	$876	80.7%	1%

	Other Specialty
	Three months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$987	100.0%	$1,093	100.0%	(10%)
Gross profit	801	81.2%	879	80.4%	(9%)
R&D expenses	208	21.1%	204	18.6%	2%
S&M expenses	382	38.7%	329	30.1%	16%
Other Specialty profit	$211	21.4%	$346	31.7%	(39%)

Additional information

	Multiple Sclerosis
	Nine months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of MS Revenues

Revenues	$3,208	100.0%	$3,063	100.0%	5%
Gross profit	2,930	91.3%	2,752	89.8%	6%
R&D expenses	65	2.0%	69	2.3%	(6%)
S&M expenses	246	7.7%	311	10.1%	(21%)
MS profit	$2,619	81.6%	$2,372	77.4%	10%

	Other Specialty
	Nine months ended September 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$3,263	100.0%	$3,161	100.0%	3%
Gross profit	2,702	82.8%	2,593	82.0%	4%
R&D expenses	637	19.5%	586	18.5%	9%
S&M expenses	1,147	35.2%	1,049	33.2%	9%
Other Specialty profit	$918	28.1%	$958	30.3%	(4%)

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Three months ended September 30,
	2016	2015
	U.S.$ in millions
Generic medicines profit	$867	$578
Specialty medicines profit	1,097	1,222
Total segment profit	1,964	1,800
Profit of other activities	134	58
Total profit	2,098	1,858
Amounts not allocated to segments:
Amortization	429	203
General and administrative expenses	310	316
Impairments, restructuring and others	(410)	384
Legal settlements and loss contingencies	533	(80)
Other unallocated amounts	471	25

Consolidated operating income	765	1,010
Financial expenses - net	150	697
Consolidated income before income taxes	$615	$313

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Nine months ended September 30,
	2016	2015
	U.S.$ in millions
Generic medicines profit	$2,065	$2,106
Specialty medicines profit	3,537	3,330
Total segment profit	5,602	5,436
Profit of other activities	198	164
Total profit	5,800	5,600
Amounts not allocated to segments:
Amortization	811	637
General and administrative expenses	925	948
Impairments, restructuring and others	421	968
Legal settlements and loss contingencies	674	531
Other unallocated amounts	678	95

Consolidated operating income	2,291	2,421
Financial expenses - net	553	930
Consolidated income before income taxes	$1,738	$1,491

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended September 30,		Percentage Change	Percentage Change
	2016	2015	2016 - 2015	2016 - 2015
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$1,293	$1,032	25%	25%
Europe*	829	661	25%	31%
Rest of the World	782	509	54%	60%
Total Generic Medicines	2,904	2,202	32%	35%
Specialty Medicines
United States	1,558	1,701	(8%)	(8%)
Europe*	406	369	10%	12%
Rest of the World	84	108	(22%)	(20%)
Total Specialty Medicines	2,048	2,178	(6%)	(6%)
Other Revenues
United States	12	1	1100%	1100%
Europe*	175	169	4%	4%
Rest of the World	424	273	55%	95%
Total Other Revenues	611	443	38%	62%
Total Revenues	$5,563	$4,823	15%	19%

* All members of the European Union, Switzerland, Norway, Albania, Iceland and the countries of former Yugoslavia.

Revenues by Activity and Geographical Area
(Unaudited)
	Nine Months Ended September 30,		Percentage Change	Percentage Change
	2016	2015	2016 - 2015	2016 - 2015
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$ 3,161	$ 3,797	(17%)	(17%)
Europe*	2,160	2,006	8%	10%
Rest of the World	2,047	1,486	38%	47%
Total Generic Medicines	7,368	7,289	1%	4%
Specialty Medicines
United States	5,007	4,802	4%	4%
Europe*	1,214	1,152	5%	7%
Rest of the World	250	270	(7%)	1%
Total Specialty	6,471	6,224	4%	5%
Other Revenues
United States	19	8	138%	138%
Europe*	510	508	0%	1%
Rest of the World	1,043	742	41%	67%
Total Other Revenues	1,572	1,258	25%	41%
Total Revenues	$ 15,411	$ 14,771	4%	7%

* All members of the European Union, Switzerland, Norway, Albania, Iceland and the countries of former Yugoslavia.

Revenues by Product line
(Unaudited)

	Three Months Ended September 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

Generic Medicines	$2,904	$2,202	32%
API	191	206	(7%)
Specialty Medicines	2,048	2,178	(6%)
CNS	1,302	1,366	(5%)
Copaxone®	1,061	1,085	(2%)
Azilect®	101	92	10%
Nuvigil®	21	97	(78%)
Respiratory	270	285	(5%)
ProAir®	118	149	(21%)
QVAR®	96	92	4%
Oncology	269	326	(17%)
Treanda® and Bendeka™	149	207	(28%)
Women's Health	109	115	(5%)
Other Specialty	98	86	14%
All Others	611	443	38%
OTC	356	255	40%
Other Revenues	255	188	36%
Total	$5,563	$4,823	15%

Revenues by Product line
(Unaudited)

	Nine Months Ended September 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

Generic Medicines	$7,368	$7,289	1%
API	595	546	9%
Specialty Medicines	6,471	6,224	4%
CNS	4,040	3,939	3%
Copaxone®	3,208	3,063	5%
Azilect®	322	304	6%
Nuvigil®	175	273	(36%)
Respiratory	949	803	18%
ProAir®	426	401	6%
QVAR®	346	273	27%
Oncology	871	883	(1%)
Treanda® and Bendeka™	511	543	(6%)
Women's Health	336	354	(5%)
Other Specialty	275	245	12%
All Others	1,572	1,258	25%
OTC	906	678	34%
Other Revenues	666	580	15%
Total	$15,411	$14,771	4%

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974